Accenture Ltd
VIA EDGAR AND FACSIMILE
April 30, 2008
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Stephen Krikorian

Re:	Accenture LTD
Form 10-K for the Fiscal Year Ended August 31, 2007
Filed October 23, 2007
File No. 001-16565
Dear Mr. Krikorian:
     On behalf of Accenture Ltd (“Accenture” or the “Company”), we are providing the following response to the comments set forth in the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”) to Pamela J. Craig, dated April 2, 2008. To assist your review, we have retyped the text of the Staff’s comment below.
Form 10-K for the Fiscal Year Ended August 31, 2007
Risk Factors
Tax legislation and negative publicity related to Bermuda companies..., page 33
1.	We reissue prior comment 4. While we note your response, your risk factor should specify the nature of the tax issue you have deemed a material risk. At a minimum, you should consider identifying by name the American Job Creation Act of 2004, the issue it raises of “corporate inversions” and the potential impact that applying such tax treatment could have on Accenture. The second paragraph of the risk factor should also point out the connection between companies incorporated in Bermuda and the inversions you describe. As it stands, there is no apparent connection between the two paragraphs.
In response to the Staff’s comment, Accenture proposes to revise its risk factor in its Annual Report on Form 10-K for the fiscal year ending August 31, 2008. Specifically, we will identify the American Jobs Creation Act of 2004 by name, and the issue it raises of “expatriation transactions.” We will highlight the risk that the act could be applied in a manner that results in Accenture being treated as a U.S. corporation for U.S. federal income tax purposes. While we do not believe that such a result is warranted on the law or the facts because we did not undertake such a “corporate inversion” transaction, we will include the risk that our tax expense could be materially increased if any such proceedings were successful.

Our disclosure will also clarify the connection between companies incorporated in Bermuda and the “corporate inversions” issue. One criticism is that companies undertook corporate inversions to offshore jurisdictions, such as Bermuda, to improperly avoid tax or to create an unfair competitive advantage over U.S. companies. While neither of these is true in our case, we will describe in the risk factor how our reputation and business could be adversely affected by negative publicity surrounding this issue. Finally, we will make other adjustments to our risk factor language in this section as may be necessary to describe material risks to our investors.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47
2.	We note your response to comment 7, in which you state that it is difficult to quantify changes in volume and pricing in your business. Please note that Item 303(a)(3)(iii) of Regulation S-K requires that material changes in revenues be accompanied by a narrative discussion of the extent to which such increases are attributable to changes in prices or to increases in volume. Currently, your discussion of revenue growth in this section merely attributes overall revenue growth in particular operating groups to revenue growth in particular regions or industry groups within that operating group. You state in your response that your pricing practices do not lend themselves to an easy determination as to whether your revenue growth is strictly attributable to changes in prices or increases in volume. However, this does not obviate the need for management to address the sources of revenue growth in this section, by disclosing, for example, that management is unable to determine the extent to which recent revenue increases reflect increases in bookings or modifications to existing pricing structures. Disclosure of this kind should clearly explain why management is unable to make this determination and should also be consistent with any other public disclosures you may have made by way of, for example, quarterly earnings releases and analyst conference calls.
We acknowledge the Staff’s comment and we will continue to be mindful of the requirements of Item 303(a)(3)(iii) of Regulation S-K in future filings and the need to be consistent with our other public disclosures.
Measures of volume and price are extremely complex as many of our services are sold and executed in multiple countries utilizing multiple workforces. Our revenues in a given quarter are an aggregation of thousands of contracts, each of which was individually priced and most of which were sold in prior quarters. Thus, the impact of pricing on a particular period’s revenues is a reflection of pricing decisions made over multiple prior periods when the work was sold, rather than a reflection of pricing decisions made in that particular period. In addition, pricing for our services is a function of the nature of each service to be provided, estimated cost, risk, contract terms and other factors. Each of our service contracts reflects a customized mix of specific services and resources. These multiple inputs relating to the pricing of our services do not make it feasible to derive meaningful information regarding revenue increases specifically attributable to changes in price or volume.

Although we do not specifically discuss the extent to which revenue growth is attributable to changes in prices or to increases in volume, in the Overview section of our Management’s Discussion and Analysis of the Form 10-K, we do provide the following information:
•	On page 49 of the Form 10-K, we provide information regarding our headcount, noting that “our headcount increased to approximately 170,000 as of August 31, 2007 from approximately 140,000 as of August 31, 2006.” We believe this provides insight into our growth as the increased headcount were hired to service an increased volume of work.

•	On page 49 of the Form 10-K, we provide information regarding our pricing practices, noting that “we have adjusted compensation in fiscal 2007 in certain skill sets and geographies in order to attract and retain appropriate numbers of qualified employees and we may need to continue to adjust compensation in the future. As in previous fiscal years, we have adjusted and expect to continue to adjust pricing with the objective of recovering these increases. Our margins and ability to grow our business could be adversely affected if we do not continue to manage attrition, recover increases in compensation and effectively assimilate and utilize large numbers of new employees.”

•	On page 50 of the Form 10-K, “we provide information regarding our new contract bookings because we believe doing so provides useful trend information regarding changes in the volume of our new business over time.”
In future filings, in the introduction to our Revenues by Segment/Operating Group section on page 55 of the Form 10-K, we would propose adding disclosure similar to the following:
     Measures of volume and price are extremely complex as each of our services contracts is unique and reflects a customized mix of specific services that does not fit into standard comparability measurements. Changes in the volume of our work reflect the underlying changes in these services contracts, each of which has a unique mix of skills, duration, outcomes to be achieved and countries where the work is executed. Pricing for our services is a function of the nature of each service to be provided, estimated cost, risk, contract terms and other factors. The impact of pricing on a particular period’s revenues is a reflection of pricing decisions made over multiple prior periods when the work was sold, rather than a reflection of pricing decisions made in that particular period. Therefore, we cannot measure how much of our revenue growth in a particular period is attributable to changes in price or volume.
* * * * * * *

     As requested by the Staff, the Company acknowledges that, with respect to filings made by the Company:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
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     Please do not hesitate to call Richard Buchband at (312) 693 4544 or the undersigned at (408) 817 2136 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

ACCENTURE LTD, represented by its duly authorized signatory

/s/ Douglas G. Scrivner

By: Douglas G. Scrivner

cc:	Pamela J. Craig, Accenture
Anthony G. Coughlan, Accenture
Richard Buchband, Esq., Accenture
Michael D. Nathan, Esq., Simpson Thacher & Bartlett LLP
A.J. Kess, Esq., Simpson Thacher & Bartlett LLP
Farrell Malone, KPMG LLP